SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             TIGER TELEMATICS, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   339752 107
                                 (CUSIP Number)

                                 ALVIN J. NASSAR
                               6001 POWERLINE ROAD
                            FORT LAUDERDALE, FL 33067
                                 (954) 351-9833
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 21, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all the exhibits. Seess.240.13d-1(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  339752107

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Alvin J. Nassar
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group       (a) [ x ]  (b) [  ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 5,532,600(1)
     Shares              -------------------------------------------------------
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      -0-
     Reporting           -------------------------------------------------------
     Person                9.  Sole Dispositive Power
     With
                               5,532,600(1)
                         -------------------------------------------------------
                          10.  Shared Dispositive Power

                               -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,532,600(1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     [6.84]%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------


--------
(1) Includes 2,602,600 shares held by the AJ Nassar Family Limited Partnership, a Florida limited partnership of which Alvin J. Nassar is general partner. See page 3 of this Schedule 13D.


                               Page 2 of 5 pages

CUSIP No.  339752107

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     AJ Nassar Family Limited Partnership   Tax ID # -- 65-1036385
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group        (a) [ x ]  (b) [  ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


     N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Florida
--------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 2,602,600
     Shares              -------------------------------------------------------
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      -0-
     Reporting           -------------------------------------------------------
     Person                9.  Sole Dispositive Power
     With
                               2,602,600
                         -------------------------------------------------------
                          10.  Shared Dispositive Power

                               -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,602,600
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     [3.22]%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------


                               Page 3 of 5 pages

CUSIP No.  339752107


         Preliminary Note: This Amendment No. 1 hereby amends and supplements the statement on Schedule 13D originally filed by Alvin J. Nassar and the A.J. Nassar Family Limited Partnership with the Securities and Exchange Commission on April 23, 2002 and amended on July 12, 2002 with respect to shares of common stock, par value $0.001 per share, of Tiger Telematics Inc. (the "Company").


The first sentence, second paragraph of Item 2 of the Schedule 13D, "Identity and Background", is amended as follows:

         Mr. Nassar has sole voting and dispositive power with respect to the 2,930,000 shares to which this statement relates that are directly held by him individually.


Item 5, "Interests in Securities of the Issuer", is amended in its entirety as follows:

         (a) This statement on Schedule 13D relates to (i) 2,930,000 shares of Common Stock deemed beneficially owned individually by Mr. Nassar, which constitute approximately 3.62% of the issued and outstanding shares of Common Stock, and (ii) 2,602,000 shares of Common Stock deemed beneficially owned by the Partnership and Mr. Nassar, which constitute approximately 3.22% of the issued and outstanding shares of Common Stock, and which together with the shares of Common Stock that Mr. Nassar may be deemed to beneficially own individually constitutes approximately 6.84% of the issued and outstanding shares of Common Stock.

         (b) Mr. Nassar has sole voting and dispositive power with respect to 5,532,600 shares of Common Stock.

         (c) On September 30,2002 Mr. Nassar transferred 600,000 shares of common stock pursuant to a promissory note, security agreement and after a default in the underlying obligations secured by the pledge in a private transaction. On October 11, 2002 Mr. Nassar transferred 500,000 shares of common stock in a private transaction. On October 17, 2002 Mr. Nasssar converted debt owed to him by the Company into 3,431,226 shares of Common Stock. On October 18, 2002, Mr. Nassar transferred the 3,431,226 shares of Common Stock in a private transaction, per a previous agreement with a funding source for Tiger Telematics, Inc. On November 21, in a transaction that was subject to a previous agreement (with a funding source of Tiger Telematics, Inc.), but the shares were sent to the transfer agent by the acquirer on that date, Mr. Nassar transferred 4,770,000 of shares in his name and 3,312,400 of shares in the name of the A J Nassar Family Partnership to a third party in a private transaction.

         (d) Not applicable.

         (e) Not applicable.





                               Page 4 of 5 pages

CUSIP No.  339752107


                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 2002                   AJ NASSAR FAMILY LIMITED PARTNERSHIP


                                            /s/ Alvin J. Nassar
                                            ------------------------------------
                                            By: Alvin J. Nassar
                                                General Partner


                                            ALVIN J. NASSAR
                                            (individual)

                                            /s/ Alvin J. Nassar
                                            ------------------------------------
                                            By: Alvin J. Nassar